Exhibit 99.1

NEWS RELEASE
TSX: LAC ● NYSE: LAC
www.lithiumamericas.com

Lithium Americas Receives Conditional Commitment for $2.26 Billion ATVM Loan from the U.S. DOE for Construction of Thacker Pass

(All amounts in US$ unless otherwise indicated)

March 14, 2024 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has received a conditional commitment (the “Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “Loan”) for financing the construction of the processing facilities at Thacker Pass, located in Humboldt County, Nevada (“Thacker Pass” or the “Project”).

HIGHLIGHTS

•
Based on the terms of the Conditional Commitment, the Loan for $2.26 billion will have interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. Treasury rates. The Loan amount includes interest accrued during construction, which is estimated to be $290 million over the three-year period.
•
The Loan is intended to help finance the construction of Thacker Pass, targeted to produce an initial 40,000 tonnes per year (“tpa”) of battery grade lithium carbonate (“Phase 1”).
•
Thacker Pass Phase 1 is expected to create approximately 1,800 direct jobs during its three-year construction period and approximately 360 jobs in operations for its 40-year mine life. The Company commissioned the University of Nevada, Reno to complete an economic impact assessment, which estimated that every direct job created by Lithium Americas’ construction investment will generate an additional 1.5 local jobs during construction.
•
Lithium Americas and its engineering, procurement and construction management (“EPCM”) contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) (“PLA”) with North America’s Building Trades Unions (“NABTU”) for construction of Thacker Pass.
•
Lithium Americas is committed to sustainably developing Thacker Pass, including working closely with local communities and designing the operation to reduce any potential environmental impacts.
•
Thacker Pass supports the U.S. government’s commitment to securing a domestic supply chain for critical minerals to reduce reliance on foreign materials. Phase 1 production could support lithium needs for up to 800,000 electric vehicles (“EVs”) annually.

“The United States has an incredible opportunity to lead the next chapter of global electrification in a way that both strengthens our battery supply chains and ensures that the economic benefits are directed toward American workers, companies and communities,” said Jonathan Evans, President and Chief Executive Officer of Lithium Americas. “The ATVM Loan Conditional Commitment announced today by the DOE is a significant milestone for Thacker Pass, which will help meet the growing domestic need for lithium chemicals and strengthen our nation’s security.”

Evans added, “We are pleased to have completed the rigorous DOE due diligence process. The Loan plus GM’s strategic investment will provide the vast majority of the capital necessary to fund Phase 1. We deeply appreciate the U.S. government’s support as we advance the responsible development of Thacker Pass, and we are excited to continue collaborating with all of our stakeholders to bring shared success for America.”

Thacker Pass is currently the largest known Measured and Indicated lithium resource in North America, targeting total production capacity of 80,000 tpa of battery-quality lithium carbonate to be developed in two phases of 40,000 tpa, respectively (Phase 1 and “Phase 2”). Phase 1 production is anticipated to commence in 2027. Material sourced from Thacker Pass will support EV eligibility for consumer incentives under the U.S. clean energy tax credits program.

In January 2023, General Motors Holdings LLC (“GM”) agreed to invest $650 million in Lithium Americas across two tranches for the development of Thacker Pass, representing the largest investment publicly disclosed to date by an automaker in a company to produce battery raw materials. GM has exclusive offtake to 100% of the lithium production from Phase 1 for up to 15 years and has a right of first offer on Phase 2 production.

The Company and Bechtel entered into a PLA with NABTU for construction of Thacker Pass to minimize construction risk, provide skilled labor and prioritize the employment of local and regional skilled craft workers, including members of underrepresented communities.

The Company has been closely engaged with the nearby Fort McDermitt Paiute Shoshone Tribe (the “Tribe”) (located approximately 40 miles from the Project site) since 2018 and entered into a binding Community Benefits Agreement (“CBA”) in 2022. The CBA provides infrastructure improvements at Fort McDermitt, additional job training and employment opportunities for tribal members, and support for cultural education and preservation. The Company is committed to hiring from the regional area in Humboldt County wherever possible, including among tribal members and communities identified by DOE as disadvantaged communities.

Larina Bell, Acting Chairwoman of the Fort McDermitt Paiute Shoshone Tribe commented on the Loan, “Thacker Pass will provide important economic and employment opportunities for members of our Tribe.” She cited a letter from her predecessor written in October 2022, stating, “Through our meetings with Lithium Americas, we have recognized their goal of securing a domestic supply of the lithium mineral, a key component of batteries that are essential in the transition to renewable energy and to build sustainable resiliency against climate change. Lithium Americas has acknowledged the Tribe's interests and agreed to go forward with its Project with the understanding that the removal of this material must include stewardship and mitigation of potential impacts to natural resources.”

The Company is committed to sustainable development and minimizing our environmental impact. Thacker Pass has been designed to avoid sensitive habitat and will employ advanced environmental control technologies to be a low carbon and low water footprint operation. Leveraging filtration, evaporation and centrifuge technologies will help maximize the reuse and recycling of processed water and limit the amount of water obtained from natural sources, as well as enable Thacker Pass to be a zero liquid discharge facility that does not discharge industrial wastewater into the environment. Phased reclamation will begin during operations and filter stacked neutralized tailings will support reclamation plans to promote stability and restore native vegetation.

The Loan Conditional Commitment follows receipt of the Letter of Substantial Completion in February 2023. Over the past year, the DOE undertook a robust due diligence process to review all key aspects of the Project and complete term sheet details. While this Conditional Commitment represents a significant milestone and demonstrates the DOE’s intent to finance the Project, certain technical, legal and financial conditions, including negotiation of definitive financing documents, must be satisfied before funding of the Loan.

Lithium Americas is currently focused on advancing detailed engineering, procurement and execution planning for the construction of Thacker Pass. Initial construction commenced in early 2023 and major construction is expected to commence in the second half of 2024, following the anticipated closing of the Loan. Further details are included in a Thacker Pass project update news release dated March 14, 2024 titled “Lithium Americas Provides a Thacker Pass Construction Plan Update.”

TRANSACTION ADVISORS

Goldman Sachs is serving as financial advisor, and Vinson & Elkins LLP is serving as legal counsel to Lithium Americas.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the 100%-owned Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 towards production; targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its EPCM contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) with NABTU for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” ("FLI")). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implemennt,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, expectations regarding accessing funding from the ATVM Loan Program, including final closing of the Loan and the Company’s ability to satisfy the conditions relating to such closing, timing thereof, and estimated interest accrued on the Loan during construction of Phase 1 of Thacker Pass; capital expenditures and programs; mineral resource and mineral reserve estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes, including the ability of Thacker Pass’ output to qualify for Inflation Reduction Act Made in America benefits and to support EV eligibility for consumer incentives under the U.S. clean energy tax credits program; the realization of mineral resources and mineral reserves estimates, and information and underlying assumptions related thereto; statements with respect to future financial or operating performance of the Company; development of the Project, including anticipated timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, production capacity, production type, product quality, production timeline, mine life, expansion plans and other parameters; the realization of the expected economics of Thacker Pass; expected potential benefits of Thacker Pass, including the creation of a battery supply chain in the U.S. to support the EV market; anticipated job creation and workforce hub at Thacker Pass; the expectation that the National Construction Agreement (Project Labor Agreement) with NABTU will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass’ remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the GM Investment including, but not limited to, expected benefits of the GM Investment and use of proceeds; the expected environmental, social and governance (“ESG”) and sustainability-related strategies, initiatives, priorities and benefits of the Project, including carbon intensity, water consumption, environmental impact, community benefits and employment opportunities; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; the ability to produce battery grade lithium products; the demand for EVs and the supply of lithium required to meet such demand; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. This FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation: a cordial business relationship between the Company and third party strategic and contractual partners; the ability of the Company to fund, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the EV market; demand for EVs and the supply of lithium required to meet such demand; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute Shoshone Tribe for the Project; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to ESG and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” i.e., misleading information or false claims overstating potential sustainability-related benefits, risks that the Company may face regarding potentially conflicting anti-ESG initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Project, and costs for any additional exploration work at the Project; estimates of mineral resources and mineral reserves, including whether certain mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Project; the impact of inflationary and other conditions on the Company’s business and global markets; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projectand plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interests rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s Form 20-F filed on August 22, 2023, as amended, alternative AIF disclosure document dated September 30, 2023, and interim and annual MD&A for carve-out financial statements available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.